UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 8)*

                             Hexcel Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock (Par Value $0.01 Per Share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                428291 10 8
-------------------------------------------------------------------------------
                               (CUSIP Number)

                         Robert C. Schwenkel, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                             One New York Plaza
                             New York, NY 10004
                               (212) 859-8000

                             Ben I. Adler, Esq.
                            Goldman, Sachs & Co.
                             One New York Plaza
                             New York, NY 10004
                               (212) 902-1000
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                             December 29, 2005
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                             Page 2 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Goldman Sachs Group, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             43,122
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 14,108,893

                 9     SOLE DISPOSITIVE POWER
      EACH
                             43,122
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   14,108,893

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,152,015(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.3%(2)

14     TYPE OF REPORTING PERSON

             HC-CO

(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. ("GS Group") which are issuable upon the exercise of options granted by the Company which are currently exercisable and held for the benefit of GS Group.

(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                             Page 3 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Goldman, Sachs & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |X|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 14,108,893

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   14,108,893

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,108,893

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.3%(1)

14     TYPE OF REPORTING PERSON

             BD-PN-IA

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman, Sachs & Co. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                             Page 4 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GS Advisors 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 10,954,362

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   10,954,362

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,954,362

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.9%(1)

14     TYPE OF REPORTING PERSON

             OO

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors 2000, L.L.C. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                             Page 5 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Goldman, Sachs & Co. oHG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 335,935

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   335,935

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             335,935

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4%(1)

14     TYPE OF REPORTING PERSON

             PN

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman, Sachs & Co. oHG. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                             Page 6 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Goldman, Sachs Management GP GmbH

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 335,935

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   335,935

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             335,935

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4%(1)

14     TYPE OF REPORTING PERSON

             CO

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman, Sachs Management GP GmbH. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                             Page 7 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GS Employee Funds 2000 GP, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 2,552,830

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   2,552,830

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,552,830

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.8%(1)

14     TYPE OF REPORTING PERSON

             OO

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee Funds 2000 GP, L.L.C. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                             Page 8 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stone Street 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 264,946

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   264,946

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             264,946

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.3%(1)

14     TYPE OF REPORTING PERSON

             OO

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street 2000, L.L.C. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                             Page 9 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GS Capital Partners 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 8,034,955

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   8,034,955

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,034,955

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.7%(1)

14     TYPE OF REPORTING PERSON

             PN

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital Partners 2000, L.P. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 10 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GS Capital Partners 2000 Offshore, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 2,919,407

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   2,919,407

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,919,407

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.2%(1)

14     TYPE OF REPORTING PERSON

             PN

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital Partners 2000 Offshore, L.P. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 11 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GS Capital Partners GmbH & Co. Beteiligungs KG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 335,935

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   335,935

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             335,935

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4%(1)

14     TYPE OF REPORTING PERSON

             PN

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital Partners 2000 GmbH & Co. Beteiligungs KG. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 12 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GS Capital Partners 2000 Employee Fund, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 2,552,830

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   2,552,830

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,552,830

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.8%(1)

14     TYPE OF REPORTING PERSON

             PN

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital Partners 2000 Employee Fund, L.P. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 13 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stone Street Fund 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 264,946

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   264,946

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             264,946

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.3%(1)

14     TYPE OF REPORTING PERSON

             PN

(1) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street Fund 2000, L.P. The foregoing percentage reflects the conversion by all holders of Series A Preferred Stock into shares of Common Stock on December 29, 2005.

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 14 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LXH Holdings Corp.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1.45

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1.45

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1.45

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%

14     TYPE OF REPORTING PERSON

             CO

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 15 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LXH Holdings, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1.69

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1.69

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1.69

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%

14     TYPE OF REPORTING PERSON

             PN

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 16 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LXH, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 42

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   42

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             42

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%

14     TYPE OF REPORTING PERSON

             OO

                                SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 17 of 34

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LXH II, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER

   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 32

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   32

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             32

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%

14     TYPE OF REPORTING PERSON

             OO

     This Amendment No. 8, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Limited Partnerships"), LXH Holdings Corp. ("LXH Corp."), LXH Holdings, L.P. ("LXH L.P."), LXH, L.L.C. ("LXH"), and LXH II, L.L.C. ("LXH II" and, together with LXH, the "Original Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, the Limited Partnerships, LXH Corp., LXH L.P., and the Original Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on December 28, 2000 (as amended by Amendment No. 1 filed on December 20, 2002, Amendment No. 2 filed on March 21, 2003, Amendment No. 3 filed on November 30, 2004, Amendment No. 4 filed on December 21, 2004, Amendment No. 5 filed on December 27, 2004, Amendment No. 6 filed on July 15, 2005 and Amendment No. 7 filed on August 10, 2005, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------


     Item 4 is hereby amended by adding the following immediately before the final three paragraphs thereof:

     On December 29, 2005, at the Company's request, the Limited Partnerhips converted all Series A Preferred Stock held by them into an aggregate of 14,107,999 shares of Common Stock. On December 29, 2005, the Company announced that all holders of its Series A Preferred Stock elected to convert all of their shares of Series A Preferred Stock into shares of Common Stock.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
        -------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

     (a) As of December 29, 2005, GS Group may be deemed to beneficially own an aggregate of 14,152,015 shares of Common Stock, consisting of: (i) 74 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) (A) (I) 10,000 options granted to Mr. Mehra on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Mehra on May 10, 2001

--------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 8,000 options granted to Mr. Mehra on July 31, 2001 pursuant to the Hexcel
Incentive Stock Plan, of which all of such options are currently exercisable for 8,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Mehra on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (V) 2,000 options granted to Mr. Mehra on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (VI) 1,590 restricted stock units granted to Mr. Mehra on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units vested on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on such date as Mr. Mehra ceases to serve as a director of the Company, and (VII) 1,503 restricted stock units granted to Mr. Mehra on March 19, 2005 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on March 19, 2006, the remaining one-third of such restricted stock units will vest on March 19, 2007 and all of such restricted stock units will convert into an equal number of shares of Common Stock on such date as Mr. Mehra ceases to serve as a director of the Company (Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (A)(I) through (A)(VII) for the benefit of GS Group), and (B) (I) 10,000 options granted to Mr. Sacerdote on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Sacerdote on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 2,000 options granted to Mr. Sacerdote on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Sacerdote on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (V) 1,590 restricted stock units granted to Mr. Sacerdote on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units vested on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on such date as Mr. Sacerdote ceases to serve as a director of the Company, and (VI) 1,503 restricted stock units granted to Mr. Sacerdote on March 19, 2005 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on March 19, 2006, the remaining one-third of such restricted stock units will vest on March 19, 2007 and all of such restricted stock units will convert into an equal number of shares of Common Stock on such date as Mr. Sacerdote ceases to serve as a director of the Company (Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (B)(I) through (B)(VI) for the benefit of GS Group); (iii) 14,107,999 shares of Common Stock that are beneficially owned by the Limited Partnerships, as described below; and
(iv) 820 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by GS Group represent approximately 15.3% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group.

     As of December 29, 2005, Goldman Sachs may be deemed to beneficially own an aggregate of 14,108,893 shares of Common Stock, consisting of: (i) 74 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) 14,107,999 shares of Common Stock that are beneficially owned by the Limited Partnerships, as described below; and
(iii) 820 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by Goldman Sachs represent approximately 15.3% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Original Purchasers and the Limited Partnerships to the extent that partnership or membership interests, as the case may be, in the Limited Partnerships are held by persons other than Goldman Sachs or its affiliates.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (the "Investment Banking Division"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group and its subsidiaries and affiliates. The Investment Banking Division disclaims beneficial ownership of securities, if any, beneficially owned by (i) any client accounts with respect to which the Investment Banking Division or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which the Investment Banking Division is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Investment Banking Division.

     As of December 29, 2005, GS Advisors may be deemed to beneficially own an aggregate of 10,954,362 shares of Common Stock, consisting of: (i) 57 shares of Common Stock, of which 42 shares may be deemed to be beneficially owned by GS Capital and 15 shares may be deemed to be beneficially owned by GS Offshore, as described below; and (ii) 10,954,305 shares of Common Stock, of which 8,034,913 shares are beneficially owned by GS Capital and 2,919,392 shares are beneficially owned by GS Offshore, as described below. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors represent approximately 11.9% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors.

     As of December 29, 2005, GS oHG may be deemed to beneficially own an aggregate of 335,935 shares of Common Stock, consisting of: (i) 2 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; and
(ii) 335,933 shares of Common Stock that are beneficially owned by GS Germany. The shares of Common Stock that may be deemed to be beneficially owned by GS oHG represent approximately 0.4% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG.

     As of December 29, 2005, GS GmbH may be deemed to beneficially own an aggregate of 335,935 shares of Common Stock, consisting of: (i) 2 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; and
(ii) 335,933 shares of Common Stock beneficially owned by GS Germany. The shares of Common Stock that may be deemed to be beneficially owned by GS GmbH represent approximately 0.4% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH.

     As  of  December  29,  2005,   GS  Employee  2000  may  be  deemed  to
beneficially own an aggregate of 2,552,830 shares of Common Stock, consisting of: (i) 14 shares of Common Stock that may be deemed to be beneficially owned by GS Employee; and (ii) 2,552,816 shares of Common Stock that are beneficially owned by GS Employee. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee 2000 represent approximately 2.8% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000.

     As of December 29, 2005, Stone 2000 may be deemed to beneficially own an aggregate of 264,946 shares of Common Stock, consisting of: (i) 1 share of Common Stock that may be deemed to be beneficially owned by Stone Street; and (ii) 264,945 shares of Common Stock that are beneficially owned by Stone Street. The shares of Common Stock that may be deemed to be beneficially owned by Stone 2000 represent approximately 0.3% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000.

     As of December 29, 2005, GS Capital may be deemed to beneficially own an aggregate of 8,034,955 shares of Common Stock, consisting of: (i) 42 shares of Common Stock that are beneficially owned by LXH; and (ii) 8,034,913 shares of Common Stock that are beneficially owned by GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital represent approximately 8.7% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital.

     As of December 29, 2005, GS Offshore may be deemed to beneficially own an aggregate of 2,919,407 shares of Common Stock, consisting of: (i) 15 shares of Common Stock that are beneficially owned by LXH II; and (ii) 2,919,392 shares of Common Stock that are beneficially owned by GS Offshore. The shares of Common Stock that may be deemed to be beneficially owned by GS Offshore represent approximately 3.2% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore.

     As of December 29, 2005, GS Germany may be deemed to beneficially own an aggregate of 335,935 shares of Common Stock, consisting of: (i) 2 shares of Common Stock that are beneficially owned by LXH II; and (ii) 335,933 shares of Common Stock that are beneficially owned by GS Germany. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany represent approximately 0.4% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany.

     As of December 29, 2005, GS Employee may be deemed to beneficially own an aggregate of 2,552,830 shares of Common Stock, consisting of: (i) 14 shares of Common Stock that are beneficially owned by LXH II; and (ii) 2,552,816 shares of Common Stock that are beneficially owned by GS Employee. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee represent approximately 2.8% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee.

     As of December 29, 2005, Stone Street may be deemed to beneficially own an aggregate of 264,946 shares of Common Stock, consisting of: (i) 1 share of Common Stock that is beneficially owned by LXH II; and (ii) 264,945 shares of Common Stock that are beneficially owned by Stone Street. The shares of Common Stock that may be deemed to be beneficially owned by Stone Street represent approximately 0.3% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street.

     As of December 29, 2005, LXH Corp. may be deemed to  beneficially  own
1.45 shares of Common Stock, that also may be deemed to be beneficially owned by LXH, LXH L.P. and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH Corp. represent less than 0.1% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4.

     As of December 29, 2005,  LXH L.P. may be deemed to  beneficially  own
1.69 shares of Common Stock, that also may be deemed to be beneficially owned by LXH and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH L.P. represent less than 0.1% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4.

     As of December 29, 2005, LXH beneficially owns 42 shares of Common Stock. The shares of Common Stock beneficially owned by LXH represent less than 0.1% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4.

     As of December 29, 2005, LXH II beneficially owns 32 shares of Common Stock. The shares of Common Stock beneficially owned by LXH II represent less than 0.1% of the outstanding shares of Common Stock, based on there being 92,365,323 shares of Common Stock outstanding as of December 27, 2005, which number of shares outstanding was provided by the Company and reflects the conversion of Series A Preferred Stock into shares of Common Stock described in Item 4.

     None of the Filing Persons or, to their knowledge, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto, beneficially owns any shares of Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

     (c) Except (i) as described above and (ii) for the purchase and sale of 20,000 shares of Common Stock, which shares were both purchased and sold at $17.94 per share of Common Stock on December 19, 2005 in the over-the-counter market by Goldman Sachs in ordinary course trading activities, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto, since the most recent filing on Schedule 13D by the Filing Persons relating to the Common Stock.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

     (e) Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 3, 2006


                                    THE GOLDMAN SACHS GROUP, INC.


                                    By:    /s/Roger S. Begelman
                                          ------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS & CO.


                                    By:    /s/Roger S. Begelman
                                          ------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    GS ADVISORS 2000, L.L.C.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS & CO. OHG


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact

                                    GOLDMAN, SACHS MANAGEMENT GP GMBH


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    STONE STREET 2000, L.L.C.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000, L.P.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS 2000 GMBH & CO.
                                    BETEILIGUNGS KG


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUND,
                                    L.P.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    STONE STREET FUND 2000, L.P.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    LXH HOLDINGS CORP.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    LXH HOLDINGS, L.P.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact

                                    LXH, L.L.C.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact


                                    LXH II, L.L.C.


                                    By:   /s/Roger S. Begelman
                                         -------------------------------
                                         Name:  Roger S. Begelman
                                         Title: Attorney-in-fact

                              SCHEDULE II-A-ii
                              ----------------

Schedule II-A-ii is hereby amended and restated in its entirety as follows:

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Stone Street Fund 2000, L.P., are set forth below.

     The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

     All members listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United
Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland and Hsueh Sung is a citizen of Taiwan.

          Name                         Present Principal Occupation
------------------        -----------------------------------------------------
Peter M. Sacerdote        Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman       Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman       Managing Director of Goldman, Sachs & Co.

Henry Cornell             Managing Director of Goldman, Sachs & Co.

Richard S. Sharp          Managing Director of Goldman Sachs International

Sanjeev K. Mehra          Managing Director of Goldman, Sachs & Co.

Muneer A. Satter          Managing Director of Goldman, Sachs & Co.

Joe DiSabato              Managing Director of Goldman, Sachs & Co.

Adrian M. Jones           Managing Director of Goldman, Sachs & Co.

Peter G. Sachs            Senior Director of The Goldman Sachs Group, Inc.

Scott Kapnick             Managing Director of Goldman, Sachs & Co.

Melina E. Higgins         Managing Director of Goldman, Sachs & Co.

Hsueh J. Sung             Managing Director of Goldman Sachs (Asia) L.L.C.

Ben I. Adler              Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli   Managing Director of Goldman, Sachs & Co.

Sarah E. Smith            Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor         Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla       Managing Director of Goldman, Sachs International

Hughes B. Lepic           Managing Director of Goldman, Sachs International

Gerald J. Cardinale       Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel           Managing Director of Goldman, Sachs International

                              SCHEDULE II-B-ii
                              ----------------

Schedule II-B-ii is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for Richard S. Sharp and Simon B. Cresswell whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

     All executive officers listed below are United States citizens, except for Richards S. Sharp and Sarah E. Smith, who are citizens of the United Kingdom and Simon B. Cresswell who is a citizen of Australia.

         Name                 Position           Present Principal Occupation
-------------------     -----------------     ---------------------------------
Richard A. Friedman     Managing Director     Managing Director of Goldman,
                                              Sachs & Co.

Joseph H. Gleberman     Managing Director     Managing Director of Goldman,
                                              Sachs & Co.

Ben Adler               Managing Director     Managing Director of Goldman,
                                              Sachs & Co.

Henry Cornell           Managing Director     Managing Director of Goldman,
                                              Sachs & Co.

Esta E. Stecher         Managing Director     Managing Director of Goldman,
                                              Sachs & Co.

Elizabeth C.            Managing Director     Managing Director of Goldman,
Fascitelli                                    Sachs & Co.

David J. Greenwald      Managing Director     Managing Director of Goldman,
                                              Sachs & Co.

Sarah E. Smith          Managing Director     Managing Director of Goldman,
                                              Sachs & Co.

Katherine B. Enquist    Managing Director     Managing Director of Goldman,
                                              Sachs & Co.

John E. Bowman          Managing Director     Vice President of Goldman, Sachs
                                              & Co.

Richard S. Sharp        Managing Director     Managing Director of Goldman
                                              Sachs International

Simon B. Cresswell      Managing Director     Vice President of  Goldman Sachs
                                              International

                               SCHEDULE II-C
                               -------------

     The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin, Ulrika Werdelin, Sang Gyun Ahn and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic and Benoit Valentin are citizens of France; Adrian
M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Ulrika Werdelin is a citizen of Sweden, Hsueh J. Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India and Sang Gyun Ahn is a citizen of South Korea.

         Name                Position           Present Principal Occupation
-------------------    ------------------    ----------------------------------
Peter M. Sacerdote     Chairman/President    Advisory Director of Goldman,
                                             Sachs & Co.

Peter G. Sachs         Vice President        Senior Director of The Goldman
                                             Sachs Group, Inc.

Richard A. Friedman    Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Joseph H. Gleberman    Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Henry Cornell          Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Richard S. Sharp       Vice President        Managing Director of Goldman Sachs
                                             International

Esta E. Stecher        Vice                  Managing Director of Goldman,
                       President/Assistant   Sachs & Co.
                       Secretary

Sanjeev K. Mehra       Vice                  Managing Director of Goldman,
                       President/Treasurer   Sachs & Co.

Muneer A. Satter       Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Hsueh J. Sung          Vice President        Managing Director of Goldman Sachs
                                             (Asia) L.L.C.

Steven M. Bunson       Assistant Secretary   Managing Director of Goldman,
                                             Sachs & Co.

Elizabeth C.           Vice President        Managing Director of Goldman,
Fascitelli                                   Sachs & Co.

David J. Greenwald     Vice                  Managing Director of Goldman,
                       President/Assistant   Sachs & Co.
                       Secretary

Hughes B. Lepic        Vice President        Managing Director of Goldman Sachs
                                             International

Russell E. Makowsky    Assistant Secretary   Managing Director of Goldman,
                                             Sachs & Co.

Sarah E. Smith         Assistant Treasurer   Managing Director of Goldman,
                                             Sachs & Co.

Stephen S. Trevor      Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Joseph P. DiSabato     Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Robert R. Gheewalla    Vice President        Managing Director of Goldman Sachs
                                             International

Sanjay H. Patel        Vice President        Managing Director of Goldman Sachs
                                             International

Ben I. Adler           Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Melina E. Higgins      Vice President        Managing Director of Goldman,
                                             Sachs & Co.

John E. Bowman         Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Carrie Teret           Vice President        Vice President of Goldman, Sachs &
                                             Co.

Katherine B. Enquist   Vice                  Managing Director of Goldman,
                       President/Secretary   Sachs & Co.

Beverly L. O'Toole     Assistant Secretary   Vice President and Associate
                                             General Counsel of Goldman, Sachs
                                             & Co.

Mitchell S. Weiss      Vice President        Vice President of Goldman, Sachs &
                                             Co.

Matthew E. Tropp       Assistant Secretary   Vice President and Associate
                                             General Counsel of Goldman, Sachs
                                             & Co.

Mary Nee               Vice President        Executive Director of Goldman
                                             Sachs (Asia) L.L.C.

Richard J. Stingi      Vice President        Vice President of Goldman, Sachs &
                                             Co.

Ulrika Werdelin        Vice President        Managing Director of Goldman Sachs
                                             International

Gerald J. Cardinale    Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Adrian M. Jones        Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Kenneth A. Pontarelli  Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Steffen J. Kastner     Vice President        Managing Director of Goldman Sachs
                                             International

Stuart A. Katz         Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Bjorn P. Killmer       Vice President        Managing Director of Goldman Sachs
                                             International

Benoit Valentin        Vice President        Managing Director of Goldman Sachs
                                             International

Sang Gyun Ahn          Vice President        Managing Director of Goldman Sachs
                                             (Asia) L.L.C.

Martin Hintze          Vice President        Managing Director of Goldman Sachs
                                             International

Michael E. Koester     Vice President        Managing Director of Goldman,
                                             Sachs & Co.

Ankur A. Sahu          Vice President        Managing Director of Goldman Sachs
                                             (Japan) Ltd.

Andrew E. Wolff        Vice President        Managing Director of Goldman Sachs
                                             (Asia) L.L.C.

Julie Abraham          Assistant Secretary   Vice President and Assistant
                                             General Counsel of Goldman, Sachs
                                             & Co.

                               SCHEDULE II-D
                               -------------

     The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin, Ulrika Werdelin, Sang Gyun Ahn and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

      All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom, Hughes B. Lepic and Benoit Valentin are citizens of France, Adrian M. Jones is a citizen of Ireland, Steffen J. Kastner, Bjorn P. Killmer and Martin Hitze are citizens of Germany, Ulrika Werdelin is a citizen of Sweden and Hsueh J. Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India and Sang Gyun Ahn is a citizen of South Korea.

        Name               Position        Present Principal Occupation
-------------------   ----------------   --------------------------------------
Richard A. Friedman   President          Managing Director of Goldman,
                                         Sachs & Co.

Joseph H. Gleberman   Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Henry Cornell         Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Richard S. Sharp      Vice President     Managing Director of Goldman
                                         Sachs International

Esta E. Stecher       Vice               Managing Director of Goldman,
                      President/         Sachs & Co.
                      Assistant Secretary

Sanjeev K. Mehra      Vice               Managing Director of Goldman,
                      President/         Sachs & Co.
                      Treasurer

Muneer A. Satter      Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Hsueh J. Sung         Vice President     Managing Director of Goldman
                                         Sachs (Asia) L.L.C.

Steven M. Bunson      Assistant          Managing Director of Goldman,
                      Secretary          Sachs & Co.

Elizabeth C.          Vice President     Managing Director of Goldman,
Fascitelli                               Sachs & Co.

David J. Greenwald    Vice               Managing Director of Goldman,
                      President/         Sachs & Co.
                      Assistant
                      Secretary

Hughes B. Lepic       Vice President     Managing Director of Goldman
                                         Sachs International

Russell E. Makowsky   Assistant          Managing Director of Goldman,
                      Secretary          Sachs & Co.

Sarah E. Smith        Assistant          Managing Director of Goldman,
                      Treasurer          Sachs & Co.

Gerald J. Cardinale   Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Stephen S. Trevor     Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Joseph P. DiSabato    Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Robert R. Gheewalla   Vice President     Managing Director of Goldman
                                         Sachs International

Sanjay H. Patel       Vice President     Managing Director of Goldman
                                         Sachs International

Ben I. Adler          Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Melina E. Higgins     Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Adrian M. Jones       Vice President     Managing Director of Goldman,
                                         Sachs & Co.

John E. Bowman        Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Katherine B. Enquist  Vice               Managing Director of Goldman,
                      President/         Sachs & Co.
                      Secretary

Beverly L. O'Toole    Assistant          Vice President and Associate
                      Secretary          General Counsel of Goldman,
                                         Sachs & Co.

Carrie Teret         Vice President      Vice President of Goldman, Sachs
                                         & Co.

Mitchell S. Weiss     Vice President     Vice President of Goldman, Sachs
                                         & Co.

Mary Nee              Vice President     Executive Director of Goldman
                                         Sachs (Asia) L.L.C.

Matthew E. Tropp      Assistant          Vice President and Associate
                      Secretary          General Counsel of Goldman,
                                         Sachs & Co.

Richard J. Stingi     Vice President     Vice President of Goldman, Sachs
                                         & Co.

Ulrika Werdelin       Vice President     Managing Director of Goldman
                                         Sachs International

Kenneth A. Pontarelli Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Steffen J. Kastner    Vice President     Managing Director of Goldman
                                         Sachs International

Stuart A. Katz        Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Bjorn P. Killmer      Vice President     Managing Director of Goldman
                                         Sachs International

Benoit Valentin       Vice President     Managing Director of Goldman
                                         Sachs International

Sang Gyun Ahn         Vice President     Managing Director of Goldman
                                         Sachs (Asia) L.L.C.

Martin Hintze         Vice President     Managing Director of Goldman
                                         Sachs International

Michael E. Koester    Vice President     Managing Director of Goldman,
                                         Sachs & Co.

Ankur A. Sahu         Vice President     Managing Director of Goldman
                                         Sachs (Japan) Ltd.

Andrew E. Wolff       Vice President     Managing Director of Goldman
                                         Sachs (Asia) L.L.C.

Julie Abraham         Assistant          Vice President and Assistant
                      Secretary          General Counsel of Goldman,
                                         Sachs & Co.